UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014

Commission File Number 001-33042

ROSETTA GENOMICS LTD.

(Translation of registrant’s name into English)

10 Plaut Street, Science Park

Rehovot 76706, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Rosetta Genomics Ltd.

On September 8, 2014, Rosetta Genomics Ltd. (“Rosetta”) filed a prospectus supplement relating to the issuance of 6,000 of its ordinary shares (the “Shares”) to a former employee in consideration of settlement of a dispute. The opinion of Rosetta's counsel regarding the validity of the Shares is filed herewith as Exhibit 5.1.

The information contained in this Report (included the exhibits hereto) is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-185338.

Exhibits

Exhibit Number	Description of Exhibit
5.1	Opinion of Raved Magriso Benkel & Co.
23.1	Consent of Raved Magriso Benkel & Co. (included in Exhibit 5.1).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: September 8, 2014	By:	/s/ Oded Biran
Oded Biran Chief Legal Officer and Corporate Secretary